Exhibit 99.1

Freight Technologies Announces 1-for-25 Reverse Stock Split

HOUSTON - Sept. 23, 2024 — Freight Technologies, Inc. (Nasdaq: FRGT, “Fr8Tech” or the “Company”), a logistics management innovation company, offering a diverse portfolio of technology-driven solutions that address distinct challenges within the supply chain ecosystem, announced today that the board of directors of the Company approved a one (1) for twenty-five (25) reverse split of its issued and outstanding ordinary shares, no par value (the “Ordinary Shares”). The Company’s Ordinary Shares will begin trading on a split adjusted basis on September 25, 2024.

As a result of the reverse share split, each twenty-five (25) pre-split Ordinary Shares of the Company will automatically combine into one (1) Ordinary Share without any action on the part of the holders, and the number of outstanding Ordinary Shares will be reduced from 35,844,999 to 1,433,800. The Company’s Ordinary Shares will continue to trade on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “FRGT” but will trade under a new CUSIP number (G51413139).

No fractional shares will be issued as a result of the reverse share split. Shareholders who otherwise would be entitled to a fractional share because they hold a number of Ordinary Shares not evenly divisible by the one (1) for 25 reverse split ratio, will automatically be entitled to receive an additional fractional share of the Company’s Ordinary Shares to round up to the next whole share if they were to hold a fractional share less than one-half or more. Shareholders who hold a fractional share equal to less than one-half will have the fractional share cancelled.

The reverse stock split is intended to increase the per share trading price of the Ordinary Shares to satisfy the $1.00 minimum bid price requirement for continued listing on the Nasdaq. Following the reverse stock split the Company will have approximately 1.43 million Ordinary Shares issued and outstanding, exclusive of shares issuable under outstanding options and warrants. The reverse stock split will not affect the number of total authorized Ordinary Shares of the Company.

The Company’s transfer agent, Transhare Corporation will act as the exchange agent. Please contact Transhare Corporation for further information at (303) 662-1112.

About Freight Technologies Inc.

Freight Technologies (Nasdaq: FRGT) (“Fr8Tech”) is a technology company developing solutions to optimize and automate the supply chain process. Its wholly owned subsidiary, Freight App, Inc. (Fr8App Inc.), is a B2B cross-border shipping marketplace in the USMCA region powered by AI and machine learning. Focused on making shipping transparent and efficient, Fr8App provides carriers with increased growth opportunities and shippers with flexibility, visibility and simplicity for the once-complex process of international over-the-road (OTR) shipping. Fr8App uses its proprietary technology platform to connect carriers and shippers and significantly improve matching and operation efficiency via innovative technologies such as live pricing and real-time tracking, digital freight marketplace, broker, transportation management, fleet management, and committed capacity solutions. The company is headquartered in Houston, Texas. For more information, please visit fr8technologies.com.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Fr8Tech’s and Fr8App Inc.’s actual results may differ from their expectations, estimates and projections and, consequently, readers should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside Fr8Tech’s and Fr8App Inc.’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the impact of the COVID-19 pandemic on Fr8App Inc.’s business, if it should recur; (2) the inability to obtain or maintain the listing of Fr8Tech’s ordinary shares on Nasdaq; (3) changes in applicable laws or regulations; (4) the possibility that Fr8Tech or Fr8App Inc. may be adversely affected by other economic, business and/or competitive factors; (5) risks relating to the uncertainty of the projected financial information with respect to Fr8App Inc.; (6) risks related to the organic and inorganic growth of Fr8App Inc.’s business and the timing of expected business milestones; and (7) other risks and uncertainties identified, including those under “Risk Factors,” to be filed in ‘Fr8Tech other filings with the SEC. Fr8Tech cautions that the foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Fr8Tech and Fr8App Inc. caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Fr8Tech and Fr8App Inc. do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Fr8Tech Contact:

Jason Finkelstein

IGNITION Investor Relations

investors@fr8technologies.com